A Brand like a Friend

04 FEB 19 AM 7:21

[redacted]

04012882

SUPPL

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Datum / Date	2004-02-13	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel honors developments with the future".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

T. Kuehn H. Nicolas

Encl.

dlw 2/18

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

www.henkel.com

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaf auf Aktien
Sitz Düsseldorf

Handelsregister
AG Düsseldorf HRB 4724

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(als persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke

K:\Kühn\SEC Schreiben\SEC 159-2004.doc

Thomas-Gerd Kuehn
13.02.2004 14:26
Entscheidung erforderlich ? ☐ ja

An: Christa Richardt-Straube/KGaA/HENKEL@Henkel KGaA
Kopie:
Thema: Press Release "Henkel honors developments with a future"

b SEC

Gruss,

TK

VJC Corporate Matters
Phone: +49-211-797-8959
Fax: +49-211-798-2463
E-Mail: Thomas-Gerd.Kuehn@henkel.com

----- Weitergeleitet von Thomas-Gerd Kuehn/KGaA/HENKEL am 13.02.2004 14:24 -----

Vccmail
13.02.2004 14:08
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Henkel honors developments with a future"

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel honors developments with a future", which we just distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press Release

Fritz Henkel Award for Innovations

Henkel honors developments with a future

For more than 20 years, the Henkel Group has been presenting innovation awards to Henkel employees in recognition of their outstanding research and development achievements. This year four project teams received this award for their innovative ideas. Around the world, 3000 people work in research and product development at Henkel.

Düsseldorf - The "Fritz Henkel Awards for Innovation 2003" have been presented. Four interdisciplinary project teams received this prestigious award. Since 1981, the Henkel Group has been honoring outstanding and commercially successful research and development achievements of Henkel employees in this way.

"Our ambition is to offer customers all over the world high-quality branded products and technologies. This is what we promise with our claim 'Quality from Henkel'," explains Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group. "The winning projects are choice examples of how our researchers and developers fulfill the 'Quality from Henkel' promise."

Albrecht Woeste, Chairman of the Supervisory Board and the Shareholders' Committee of the Henkel Group, presented the certificates to the prizewinners in a ceremony in Düsseldorf on February 12, 2004. Besides the innovative character of the project, the jury's main selection criterion is the contribution toward increasing the shareholder value of the Henkel Group. In presenting the Fritz Henkel Award – named after Company founder Fritz Henkel (1848-1930) – Henkel emphasizes how important innovations are for a progressive and internationally operating company. "Securing the future through innovation is the core objective of our research and development effort," assert Woeste and Lehner with one voice.

The Innovation Award 2003 rewarded a total of 32 Henkel scientists for four successful and highly innovative projects:

- Water-soluble builders (protect fabrics and boost detergency),
- Gliss Kur Liquid Silk (the first hair care range with "liquid silk"),
- PowerPritt (the first multipurpose glue in stick form),
- Loctite anaerobic sticks (first thread locker, thread sealant, and anti-seize in solid, waxy form).

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

February 13, 2004

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
Email: press@henkel.com

R&D and Sustainability Communications
Wolfgang Zengerling
Phone: +49-211-797-9336
Fax: +49-211-798-5598

Internet: http://www.press.henkel.com

Attachment: Descriptions of the individual projects

Soluble builders

Second revolution

Soluble builders can be seen as a "second revolution in water-softening technology" for solid detergents. The newly developed water-soluble builder system – a combination of soda, silicate, bicarbonate and a co-builder system – started its Europe-wide rollout after a development time of only two years. The innovation improves the solubility of solid detergents. It reduces the amount of residues on the textile fibers while generating cost advantages for the formulations. As a result, the new builder system makes it possible to

replace zeolite, which has been used instead of phosphate as a constituent of detergents since the mid 1980s – the "first revolution in water-softening technology."

Already in 2003, 55 percent, or 315,000 metric tons, of powder detergents in Europe were being produced with the water-soluble builder system. In the second half of 2004, new-formulation Persil, Weißer Riese and Spee brands will be introduced to the German market, too.

Gliss Kur Liquid Silk

Hair like silk

Hair as smooth and shiny as silk is the promise of the innovation from cosmetics research: Liquid Silk. Major components of natural silk – fibroin and sericin – were transformed into soluble form for the first time and incorporated in Gliss Kur products. Since January 2003, this active formula, offered in the form of shampoo, conditioner, spray treatment and 3-minute treatment, has been generating double-digit sales growth, as well as significantly improving the shine and smoothness of consumers' hair. The packaging of the Gliss Kur Liquid Silk products is just as innovative. The labels with their rosé shimmer stand out on the shelf.

The launch of Gliss Kur Liquid Silk in France and Spain and an expansion of the Liquid Silk line up should boost sales still further.

PowerPritt

The first multipurpose glue stick

Just one glue stick to bond everything. This vision for the home, kindergartens, schools and offices has been a reality since April 2003. PowerPritt is the logical evolution of the Pritt Stick that revolutionized paper gluing in 1969. PowerPritt is based on a polyurethane formulation and reliably, safely, cleanly and precisely bonds materials like wood, metal, felt, cardboard, cork, many plastics, and expanded polystyrene.

Compared to competitors' products, Power Pritt exhibited better and faster bonding performance on all materials. The advantages over liquid glues are: no dripping and spilling, no stringing, no clogged nozzles, no bleed-through in the materials. Launched only in May

2003, Power Pritt succeeded in increasing Pritt Stick sell-out rates in the market by 18 percent versus 2002.

Loctite anaerobic sticks

Thread lockers, thread sealants and anti-seizes in waxy form

They're convenient, reliable and easy to apply: innovative Loctite Sticks for thread locking, thread sealing and anti-seize. In creating these sticks, the Technologies specialists succeeded in mixing the anaerobic bonding, sealing and anti-seize materials with a waxy additive for the first time, thus offering a completely new product form. Microfine bubbles of oxygen ensure long-term stability, so that the materials do not harden in the stick.

The benefits of Loctite Sticks for craftsmen: They don't leak or drip, are "pocket-friendly," great for overhead use, and keep toolboxes, workbenches, and hands clean.
The product family comprises five sticks – medium and high strength thread lockers, a thread sealant, and aluminum and copper based anti-seizes. It was developed as a global team effort.

We distributed this information to MC 1 - 3 world